TASEKO MINES LIMITED
Management’s Discussion and Analysis (“MD&A”)

This management’s discussion and analysis ("MD&A") is intended to help the reader understand Taseko Mines Limited (“Taseko”, “we”, “our” or the “Company”), our operations, financial performance, and current and future business environment. This MD&A is intended to supplement and complement the unaudited interim consolidated financial statements and notes thereto, prepared in accordance with IFRS for the three and nine month periods ended September 30, 2011 (collectively, the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this MD&A. This MD&A should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2010, prepared in accordance with Canadian GAAP, the related MD&A, and the most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

This MD&A is prepared as of November 9, 2011. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law. Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in our most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

TASEKO MINES LIMITED
Management’s Discussion and Analysis (“MD&A”)

TASEKO MINES LIMITED
Management’s Discussion and Analysis (“MD&A”)

FINANCIAL HIGHLIGHTS

	Three months ended		Nine months ended
SUMMARY OF FINANCIAL DATA	September 30,		September 30,
($ in thousands, except per share amounts)	2011	2010	2011	2010
Financial Data
Revenues	$84,204	$37,540	$191,354	$169,501
Operating profit [2]	63,586	8,168	82,185	50,524
Net earnings	30,028	728	34,668	123,807
Per share (“EPS”) [1]	0.15	0.00	0.18	0.67
Adjusted net earnings [2]	4,282	6,276	14,117	20,265
Per share (“adjusted EPS”) [1]	0.02	0.03	0.07	0.11
EBITDA [2]	53,920	3,646	70,598	151,563
Adjusted EBITDA [2]	15,418	11,548	39,212	41,143
Capital expenditures	16,313	26,115	34,973	38,417

	Sept. 30,	Dec. 31,
	2011	2010
Cash and equivalents	$268,083	$211,793
Dual currency deposits within marketable securities	100,982	-
Non-cash working capital [2]	159,177	3,879
Net (cash) debt [2]	(27,026)	(173,460)
Equity	501,020	458,404

1 Calculated using weighted average number of shares outstanding under the basic method.
2 Operating profit, adjusted net earnings, adjusted EPS, EBITDA, adjusted EBITDA, non-cash working capital and net (cash) debt are non-GAAP financial performance measures with no standard definition under IFRS. See pages 20-23 of this MD&A.

THIRD QUARTER RESULTS

  Total revenues were $84.2 million in the quarter compared to $37.5 million in the prior-year quarter, reflecting a 152% increase in copper pounds sold.
  Realized copper prices were US$3.73 per pound in third quarter 2011, compared to US$3.78 per pound in third quarter 2010. Our realized copper price is lower than the London Metals Exchange average price of US$4.07 per pound in third quarter 2011 due to the provisional pricing of 8.9 million pounds of Gibraltar’s (100%) copper concentrate at quarter end using the copper price forward curve at a time when copper prices were near their lowest point for the quarter.
  Operating profit was $63.6 million in the quarter, in comparison to operating profit of $8.2 million in the third quarter of 2010.
  We realized net earnings of $30.0 million in the quarter, compared to net earnings of $0.7 million in the prior-year quarter.
  Third quarter 2011 results included a $48.3 million unrealized gain on copper derivatives due to the hedges the Company has put in place for 90% of its share of Gibraltar’s copper production for the remainder of 2011 and for 2012. This compares to a $5.0 million unrealized loss on copper derivatives included in the third quarter 2010 net earnings.
  Adjusted net earnings for the third quarter were $4.3 million, a decrease from adjusted net earnings of $6.3 million for the prior-year period. Adjusted EPS for the third quarter 2011 was $0.02 compared to $0.03 for the third quarter 2010.

TASEKO MINES LIMITED
Management’s Discussion and Analysis (“MD&A”)

  Adjusted EBITDA for the third quarter 2011 was $15.4 million, an increase over adjusted EBITDA of $11.5 million for the prior-year period.
  Our share of Gibraltar’s copper production and sales volumes for third quarter 2011 was 16.0 million pounds and 21.8 million pounds, respectively. In third quarter 2010, copper production and sales volumes were 19.3 million pounds and 8.7 million pounds, respectively. The increase in copper sales volumes reflects the sale of a large amount of copper concentrate on hand at the end of the second quarter of 2011 as well as initiatives undertaken during the quarter to maximize shipments of copper concentrate in the quarter.

Nine Month Results

  Total revenues were $191.4 million in the first three quarters of 2011 compared to $169.5 million in the prior-year period, reflecting higher realized prices in 2011 compared to 2010. The Company’s share of Gibraltar’s copper sales volumes for the first three quarters of 2011 were in line with copper sales volumes for the first three quarters of 2010.
  Realized copper prices of US$4.01 per pound in first three quarters of 2011 compared to US$3.35 per pound in the first three quarters of 2010 reflect the increase in market copper prices. Realized copper prices are lower than the London Metals Exchange average price of US$4.20 per pound for the three quarters of 2011 due in part to the provisional pricing of 8.9 million pounds of Gibraltar’s (100%) copper concentrate at September 30, 2011.
  Operating profit was $82.2 million in the first three quarters of 2011, in comparison to operating profit of $50.5 million in the first three quarters of 2010.
  Net earnings for the first three quarters of 2011 were $34.7 million, compared to $123.8 million in the prior-year period. Included in the 2011 results were $44.9 million in unrealized gains on copper derivatives and a $6.4 million gain on the sale of marketable securities and dividend income. Included in the prior-year period’s net earnings is a $65.3 million after-tax gain on contribution to the joint venture, $30.6 million in historical tax reserves and interest reversals and $11.4 million unrealized gains on copper derivatives.
  Adjusted net earnings for the first three quarters of 2011 were $14.1 million, a decrease from adjusted net earnings of $20.3 million for the prior-year period. Adjusted EPS for the first three quarters 2011 was $0.07 compared to $0.11 for the first three quarters 2010.
  Adjusted EBITDA for the first three quarters 2011 was $39.2 million, a decrease over adjusted EBITDA of $41.1 million for the prior-year period.
  Our share of Gibraltar’s copper production and sales volumes for first three quarters of 2011 were 45.4 million pounds and 45.3 million pounds, respectively. In the first three quarters 2010, copper production and sales volumes were 57.5 million pounds and 45.6 million pounds, respectively. The decrease in production volumes primarily reflects the formation of the Gibraltar joint venture on March 31, 2010.

RECENT DEVELOPMENTS AND MARKET REVIEW

New Prosperity copper-gold project

On November 7, the Company has been advised that a ‘Notice of Commencement’ has been posted by the Canadian Environmental Assessment Agency (“CEAA”) related to the New Prosperity project. The Notice of Commencement confirms that the project description has met all criteria required for an environmental assessment and that a panel review will be conducted by the Federal review agency. The Minister of the Environment indicated that CEAA will complete this review in not more than 12 months and that CEAA would use information gathered in the previous environmental assessment to manage this timeline.

TASEKO MINES LIMITED
Management’s Discussion and Analysis (“MD&A”)

Market review

The market price for copper is a primary driver of our profitability and our ability to generate operating cash flow. There was significant volatility in the price of copper during the third quarter of 2011 with spot prices ranging from US$3.16 per pound to US$4.46 per pound. The spot price for copper closed at US$3.23 per pound on September 30, 2011, near the low for the third quarter. In contrast, the average spot price for copper during the third quarter of 2011 was US$4.07 per pound which represented a US$0.78 per pound or 24% increase from the US$3.29 per pound level for the prior-year period.

While emerging economies, especially China, continue to demonstrate strong growth, concerns regarding European debt and a slowing economic recovery in the United States created significant volatility in financial and commodity markets during the quarter. Substantial risk and therefore volatility in financial and commodity markets will likely continue until further clarity is achieved. This volatility can cause rapid declines in our copper prices which can have a significant effect on our profitability.

In an effort to address the potential impact of this copper price volatility on our future profitability we have purchased copper puts for approximately 90% of our share of 2012 production creating a US$3.50 floor for this period. These puts were paid for by selling calls at an average price of US$5.08 per pound. We also have purchased puts for the fourth quarter of 2011 at US$3.50 per pound covering a similar percentage of our copper production levels.

The benefits from our hedging strategy became apparent during the third quarter with a realized gain in the month of September of $1.3 million (offset by realized losses for the three months of $3.1 million) and an unrealized gain of $48.3 million on copper derivative instruments. We intend to maintain our strategy of opportunistically hedging our share of copper production as a means of future operating margin protection.

Under our two copper concentrate sales agreements, a portion of our copper concentrate sales had not yet settled at the end of the third quarter. At September 30, 2011, Gibraltar (100%) had 22.1 million pounds of copper in concentrate not yet settled. Of this amount, pricing was fixed on 13.2 million pounds and the residual 8.9 million pounds was subject to final pricing. We are able to fix copper prices under one of our copper concentrate sales agreements based on accumulating threshold tonnage levels in the Vancouver warehouse. This contractual feature along with our hedging program serves to mitigate our exposure to copper price volatility. The unpriced copper is valued at quarter end using the copper price forward curve at that point in time.

The results of our operations are affected by the Canadian dollar/US dollar exchange rate. Our product sales are denominated in US dollars while the majority of our operating expenses are denominated in Canadian dollars. Fluctuations in the Canadian dollar/US dollar exchange rate can have a significant effect on operating results; however, changes in this rate have historically been correlated with offsetting changes in copper prices which have mitigated this effect.

FINANCIAL PERFORMANCE

Earnings

In third quarter 2011, we recorded net earnings of $30.0 million compared to net earnings of $0.7 million in the third quarter 2010. The increase in net earnings compared to third quarter 2010 is primarily driven by an increase in copper sales volumes and $48.3 million in unrealized gains on copper derivatives. Adjusted net earnings were $4.3 million in third quarter 2011, compared to $6.3 million in third quarter 2010. Adjusted net earnings for the third quarter 2011 were negatively impacted by a $4.5 million realized loss on financial instruments and $4.0 million in consulting expenses.

TASEKO MINES LIMITED
Management’s Discussion and Analysis (“MD&A”)

In the first three quarters of 2011, we recorded net earnings of $34.7 million compared to net earnings of $123.8 million in the first three quarters of 2010. The decrease in net earnings compared to first three quarters of 2010 is primarily driven by the recognition of a pre-tax $97.1 million gain realized on the formation of the Gibraltar joint venture during the first quarter of 2010. Adjusted net earnings were $14.1 million in first three quarters 2011, compared to adjusted net earnings of $20.3 million for the same period in 2010.

The significant items impacting adjusted earnings in the third quarter 2011 include: $35.5 million of unrealized gains on our copper put option contracts, net of tax; $1.7 million in losses on the change in fair value of financial instruments; and $8.0 million of foreign currency translation loss related to our US-dollar denominated cash, accounts receivable and long-term debt balances on a net basis.

The significant items impacting adjusted earnings in the first three quarters of 2011 include: $33.0 million of unrealized gains on our copper put option contracts, net of tax; $3.3 million in losses on the change in fair value of financial instruments; $6.4 million in gains on the sale of marketable securities plus dividend income received; $12.6 million of foreign currency translation losses related to our US-dollar denominated cash, accounts receivable and long-term debt balances; and a $2.9 -million loss on contribution to the Gibraltar joint venture, net of tax. We remove the foreign currency translation impact and the unrealized gains on the derivative instruments from our adjusted net earnings measure as they are not indicative of a realized economic gain/loss or the underlying performance of the business in the period. The realized gains/losses on these monetary items and derivative positions are reflected in net earnings in the period in which the position is settled.

EBITDA was $53.9 million in third quarter 2011, compared to EBITDA of $3.6 million in third quarter 2010. Adjusted EBITDA was $15.4 million in third quarter 2011, compared to $11.5 million in the prior-year quarter. The increase in adjusted EBITDA compared to the prior-year quarter reflects the increase sales volumes which were partially offset by higher costs of sales.

EBITDA was $70.6 million in the first three quarters of 2011, compared to EBITDA of $151.6 million in the prior-year period. Adjusted EBITDA was $39.2 million in the first three quarters of 2011, compared to adjusted EBITDA of $41.1 million in the prior-year period.

Revenues

In third quarter 2011, copper revenues totaled $79.8 million, up 135% compared to the third quarter 2010, primarily due to 152% higher copper sales volumes. The increase in sales volumes is primarily due to timing of shipments of copper concentrate. At the end of the second quarter 2011, there was a large amount of copper concentrate in inventory on hand that was sold during the third quarter 2011 along with a portion of the copper produced during the third quarter, for a total of 21.8 million pounds of copper sold. Realized copper prices were US$3.73 per pound in third quarter 2011, compared to US$3.78 per pound in third quarter 2010. Copper averaged US$4.07 per pound in third quarter 2011 based on London Metals Exchange prices for the period, compared to US$3.29 per pound in the prior-year quarter. The difference between realized copper prices and the average market price for the third quarter 2011 reflects the pricing of 8.9 million pounds of copper concentrate not yet settled using the copper price forward curve as at September 30, 2011. The spot price for copper closed near the low for the third quarter at US$3.23 per pound on September 30, 2011.

In the first three quarters of 2011, copper revenues totaled $177.9 million, up 12% compared to the prior-year period primarily due to higher realized copper prices. Our share of the Gibraltar mine’s sales volumes stayed relatively constant period over period. Realized copper prices of US$4.01 per pound in first three quarters of 2011 compared to US$3.35 per pound in the first three quarters of 2010 reflect the increase in market copper prices. Copper averaged US$4.20 per pound in first three quarters 2011 based on London Metals Exchange prices for the period, and compared to US$3.25 per pound in the prior-year period.

TASEKO MINES LIMITED
Management’s Discussion and Analysis (“MD&A”)

Molybdenum revenues totaled $3.2 million in third quarter 2011 which is comparable to the prior-year quarter. For the first three quarters of 2011, molybdenum sales totaled $10.9 million, up 15% compared to the first three quarters of 2010. Silver sales were $1.2 million and $2.6 million during the third quarter 2011 and the first three quarters of 2011, respectively.

Cost of sales

Cost of sales was $59.0 million in third quarter 2011 compared to $21.3 million recorded in the prior-year quarter. The 177% increase in cost of sales quarter over quarter reflects the 152% increase in copper sales volumes in third quarter 2011 compared to the prior-year quarter (as explained above in Revenues), as well as higher direct mining costs including higher diesel, tires, labour, repairs and maintenance, and explosives costs.

Cost of sales for the first three quarters of 2011 was $124.3 million compared to $105.3 million recorded in the prior-year period. The 18% increase in cost of sales period over period reflects an increase in tons mined during the first three quarters of 2011 compared to the prior-year period, in part due to a planned increase in stripping activities during 2011. The strip ratio increased to 2.8 during the first three quarters of 2011, from 2.3 in the first three quarters of 2010. In addition, we have experienced some inflationary pressures in direct mining costs including higher labour, repairs and maintenance, diesel, grinding media and explosives costs.

Other expenses and income

General and administrative expenses for third quarter 2011 were $4.2 million, up from $3.2 million in the prior-year quarter. The increase is due to higher compensation costs primarily due to headcount increases in our engineering group, as well as increased consulting costs related to our expansion projects.

General and administrative expenses for first three quarters of 2011 were $15.7 million, up from $13.9 million in the prior-year period. The increase is due to higher compensation costs due to headcount increases referenced above.

Exploration and evaluation expense in the third quarter 2011 was $5.9 million, up from $3.6 million in the prior-year period due to increased exploration activities on the Aley niobium project.

Exploration and evaluation expense in the first three quarters of 2011 was $7.7 million, an increase from the $6.1 million spent in the first three quarters of 2010. The increase in exploration and evaluation expenses in first three quarters of 2011 is related to increased exploration activity at the Aley project.

Other operating income was $42.6 million in third quarter 2011 compared to other operating expense of $4.8 million in third quarter 2010. Included in the third quarter 2011 income is $48.3 million of unrealized gains on the derivatives used in our copper price protection program, offset by $1.8 million in realized losses on copper derivatives and $4.0 million in consulting expenses related to the consultants engaged to work with the Gibraltar management team to achieve improvements in operational performance and, as a consequence, financial performance. In third quarter 2010, a $5.0 million unrealized loss was recognized on the derivatives used in our copper price protection program.

Other operating income was $30.9 million in the first three quarters of 2011 compared to other operating income of $0.2 million in prior-year period. Included in the first three quarters income is $44.9 million of unrealized gains and $10.5 million in realized losses on the derivatives used in our copper price protection program. This compares to $11.4 million in unrealized gains and $11.5 million in realized losses on the derivatives used in our copper hedging program in the prior-year period.

On March 31, 2010, we entered into an agreement with Cariboo Copper Corp. (“Cariboo”) whereby we contributed certain assets and liabilities of the Gibraltar mine into an unincorporated joint venture and Cariboo paid the Company $186.8 million to acquire a 25% interest in the joint venture.

TASEKO MINES LIMITED
Management’s Discussion and Analysis (“MD&A”)

As a result of this transaction, we recognized a gain in the amount of $100.4 million. Subsequent to recording the initial gain on contribution, adjustments for a $3.4 -million loss and a $1.1 -million gain were recorded in the third and fourth quarters of 2010, respectively. During 2011, the construction of the SAG direct feed system was completed. Under the terms of the agreement with Cariboo, the Company assumed 100% of the capital costs in excess of the capital budget for the SAG direct feed system in place at the time of the joint venture formation. The Company recognized a loss on contribution to the joint venture of $4.0 million during the first three quarters of 2011 as a result of costs incurred on the project above the 2010 capital budget. We may have additional adjustments to the gain on contribution to the joint venture in future periods as the joint venture attempts to realize some salvage value from items made redundant by the construction of the SAG direct feed system.

Finance expenses incurred in the third quarter 2011 were $13.1 million, compared to $3.1 million in the third quarter 2010. Included in the third quarter 2011 finance expenses was $1.7 million due to the changes in fair value of financial instruments, $4.5 million in realized losses on financial instruments, $0.7 million in accretion expenses related to the provision for environmental rehabilitation, $1.4 million in foreign exchange loss and interest expense of $4.7 million. This compares to a $0.5 million in accretion expenses related to the provision for environmental rehabilitation, $2.0 million in foreign exchange losses and interest expense of $0.7 million in the prior-year quarter. The quarter-over-quarter increase in interest expense is due to the issuance of the Notes early in the second quarter 2011.

Finance expenses incurred in the first three quarters of 2011 were $26.5 million, compared to $7.1 million in the first three quarters of 2010. Included in the first three quarters of 2011 finance expenses was $3.3 million due to the changes in fair value of financial instruments, $1.6 million in accretion expenses related to the provision for environmental rehabilitation, $9.8 million in interest expense, $5.7 million in realized losses on financial instruments and $6.1 million in foreign exchange loss Included in the first three quarters of 2010 were $3.5 million in interest expense, $1.4 million in accretion expenses related to the provision for environmental rehabilitation and $2.1 million in non-recurring losses on the extinguishment of debt.

Finance income was $4.4 million in third quarter 2011 compared to the $5.1 million recognized in the prior-year quarter. Third quarter finance income was from $4.4 million of interest income, compared to $2.2 million in interest income and $3.0 million in gains on the sale of marketable securities for the third quarter of 2010.

Finance income was $16.0 million in the first three quarters of 2011, compared to $19.1 million in the prior-year period. Included in the first three quarters finance income is $9.6 million of interest income, primarily earned on the investment of cash assets in dual currency deposits, along with $6.0 million in gains on the sale of marketable securities. Included in the first three quarters 2010 finance income is $13.7 million of interest income, primarily due to the recovery of interest expense in the amount of $8.1 million in second quarter 2010 associated with reversal of historical tax reserves. In addition, there were $4.1 million in gains on the sale of marketable securities and foreign exchange gains of $1.4 million included in finance income for the first three quarters of 2010.

Income tax

Income tax expense was $18.7 million in third quarter 2011 compared to income tax expense of $2.5 million in third quarter 2010. The income tax expense in 2011 is higher than in the prior-year quarter due to deferred tax expense recorded with respect to the income associated with the copper hedging program which was much higher than in 2010. In addition, the difference between depreciation rates used for tax purposes compared to rates used for accounting purposes contributed to a higher deferred tax expense than in the prior year’s quarter.

The income tax expense for the first three quarters of 2011 was $25.3 million, compared to income tax expense of $29.7 million in the first three quarters of 2010.

TASEKO MINES LIMITED
Management’s Discussion and Analysis (“MD&A”)

The effective tax rate for income in the first three quarters of 2011 was 42.1% which is higher than the expected statutory corporate tax rate of 26.5% . This was primarily due to the movement in deferred taxes related to BC Mineral taxes, which accounted for approximately 7.9% of the difference. Certain items that are deductible for income tax purposes are not deductible for BC Mineral tax purposes which had the effect of increasing the effective tax rate. In addition, permanent differences such as non-deductible share-based compensation accounted for approximately 3.0% of the difference. When these significant permanent differences are applied to the net income year-to-date, they impact the effective tax rate significantly. Other items such as the impact of the reduction of corporate tax rates created minor impacts on the effective tax rate.

REVIEW OF OPERATIONS AND PROJECTS

Gibraltar mine
OPERATING STATISTICS (100% BASIS)	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010
Tons mined (millions)	13.7	14.0	42.1	36.7
Tons milled (millions)	4.0	3.9	10.9	11.1
Stripping ratio	2.9	2.4	2.8	2.3
Copper
Grade (%)	0.293	0.358	0.308	0.340
Recovery (%)	87.2	89.4	88.2	89.3
Production (million pounds)	20.5	24.9	59.0	67.6
Sales (million pounds)	28.0	11.1	58.9	52.6
Molybdenum
Grade (%)	0.012	0.013	0.012	0.013
Recovery (%)	33.5	24.7	35.8	23.9
Production (thousand pounds)	324	253	943	665
Sales (thousand pounds)	319	260	940	663
Copper cathode
Production (million pounds)	0.8	0.8	1.6	1.3
Sales (million pounds)	1.2	0.4	1.6	0.6
Per unit data [1,4]
Operating cash costs [2] (US$ per pound)	$1.91	$1.43	$2.09	$1.53
By-product credits [3] (US$ per pound)	($0.28)	($0.18)	($0.30)	($0.21)
Net operating cash costs of production [1]
(US$ per pound)	$1.64	$1.25	$1.78	$1.33

1 Operating cash costs and net operating cash costs of production are non-GAAP financial performance measures with no standard definition under IFRS. See pages 20-23 of the Company’s MD&A.
2 Operating cash costs are comprised of direct mining costs which include personnel costs, mine site general & administrative costs, non-capitalized stripping costs, maintenance & repair costs, operating supplies and external services. Non-cash costs, such as share-based compensation and depreciation, have been excluded.
3 By-product credits are calculated based on actual sales of molybdenum and silver for the period, divided by the total pounds of copper produced during the period.
4 Per unit data may not sum due to rounding.

TASEKO MINES LIMITED
Management’s Discussion and Analysis (“MD&A”)

The Gibraltar mine’s third quarter 2011 copper production was 21.3 million pounds, a 17% decrease from the 25.7 million pounds produced in the third quarter 2010 due to lower head grade. Mill optimization efforts continue with mill throughput of just over 50,000 ton per day being realized at quarter end. It is anticipated that “debottlenecking” of the mill will be well in hand by year end allowing mill throughput to move towards optimum rates.

The Gibraltar mine’s copper production for the first three quarters of 2011 was 60.6 million pounds, down 12% compared to the prior year period mainly due to lower head grade. Copper production for the first three quarters of 2011 was also hampered by harsh winter conditions tie-in of the SAG direct feed system, the reline of the west rougher flotation bank and failure of the feed-end trunnion on Ball Mill #1.

Molybdenum production during third quarter 2011 was 324 thousand pounds, up 28% compared to the prior-year quarter, largely due to a 36% increase in molybdenum recovery. Molybdenum production during the first three quarters of 2011 was 943 thousand pounds, up 42% compared to the prior-year period, also attributable to a significant improvement in molybdenum recovery as a result of operational and technical improvements to the molybdenum separation circuit.

TASEKO MINES LIMITED
Management’s Discussion and Analysis (“MD&A”)

Figure 1: Net operating cash costs of production1,2 per pound
(third quarter 2010 compared to third quarter 2011)

1 Net operating cash costs of production is a non-GAAP financial performance measure with no standard definition under IFRS. See pages 20-23 of the Company’s MD&A.
2 Per unit cash costs of production may not sum due to rounding.

In the third quarter 2011, total net operating cash costs per pound of copper produced averaged US$1.64, a 31% increase over the US$1.25 averaged during third quarter 2010. Total cash costs are comprised of operating cash costs and offsite costs, net of by-product credits. Operating cash costs include personnel costs, mine site general and administrative costs, maintenance and repair costs, operating supplies and external services. Operating cash costs per unit of production were adversely impacted in third quarter 2011 by a higher strip ratio, lower copper grades, the strengthening of the Canadian dollar compared to the US dollar, and increased costs associated consumables. These cost increases were mitigated by a 58% increase in by-product credits during the third quarter 2011 to US$0.28 per pound of copper produced. By-product credits are comprised of molybdenum and silver sales during the quarter, divided by the total pounds of copper produced during the same period.

TASEKO MINES LIMITED
Management’s Discussion and Analysis (“MD&A”)

Figure 2: Net operating cash costs of production1,2 per pound
(first three quarters of 2010 compared to first three quarters of 2011)

1 Net operating cash costs of production is a non-GAAP financial performance measure with no standard definition under IFRS. See pages 20-23 of the Company’s MD&A.
2 Per unit cash costs of production may not sum due to rounding.

In the first three quarters of 2011, net operating cash costs per pound of copper produced averaged US$1.78, a 34% increase over the US$1.33 averaged during the prior-year period. Operating cash costs were adversely impacted in the first three quarters of 2011 by a 21% reduction in copper production, the strengthening of the Canadian dollar compared to the US dollar, and increased direct mining costs including higher labour, repairs and maintenance, diesel, electricity, grinding media and explosives costs. These cost increases were mitigated by a 47% increase in by-product credits to US$0.30 per pound of copper produced during the first three quarters of 2011.

TASEKO MINES LIMITED
Management’s Discussion and Analysis (“MD&A”)

The tie in of the SAG direct feed system was completed in May 2011, and has eliminated the secondary crusher bottleneck. The tie in will allow Gibraltar to optimize the mill throughput in order to get the mill up to its designed capacity of 55,000 tons per day, which we expect to achieve by year end.

In early July, we engaged consultants to work with the Gibraltar management team over a 23-week period to design and execute programs to achieve changes in operational performance and, as a consequence, financial performance. The estimated cost of the engagement is $8.25 million of which $5.4 million was incurred in the third quarter 2011 ($4.0 million is our 75% share of the cost). The medium- and long-term benefits are expected to far exceed the cost of the program, with initial operating impacts expected during the current fiscal year.

Gibraltar Development Plan (GDP3)

Total GDP3 Project capital cost is estimated at $325 million and orders have been placed for approximately 61% of the project capital requirements. Engineering Procurement and Construction Management (EPCM) activities on the $237-million infrastructure portion of the expansion continue to progress well. Major equipment purchases for the concentrator are nearly complete and the focus of the detailed engineering activities is now shifting from specification, tendering and evaluation of equipment to design of the structural, mechanical and electrical systems. Orders and contracts for 50% of the infrastructure portion of the project budget and for all major mining equipment have now been placed. To date equipment and contract costs are on budget and equipment deliveries meet or better project schedule requirements.

Construction activities at the site continue to advance as planned. Demolition of the redundant fine ore stockpile has been completed as has the relocation of site services from the construction areas. Bulk excavation for the new concentrator and the molybdenum plant is complete and civil concrete works commenced in August. The molybdenum building foundation has been completed and concrete placement for the concentrator building foundation and grinding mill foundations is well underway. Erection of the molybdenum plant building structure is also complete and the building siding is currently being installed.

The project remains on schedule and on budget. Commissioning of the facilities is scheduled to commence in December of 2012.

On November 9, 2011, Cariboo gave its consent for GDP3 and will begin funding its 25% share of the project costs.

New Prosperity project

We have recently revised our plans for the New Prosperity project and have developed a new design proposal which adds construction costs and life of mine operating expenditures of approximately $300 million to the original design. The new plan responds to concerns identified during the Federal review process and in February 2011, the Company submitted a new project description to the Federal Government. The Federal Government accepted the new project description during the third quarter.

On November 7, the Company has been advised that a ‘Notice of Commencement’ has been posted by the Canadian Environmental Assessment Agency (“CEAA”) related to the New Prosperity project. The Notice of Commencement confirms that the project description has met all criteria required for an environmental assessment and that a panel review will be conducted by the Federal review agency. The Minister of the Environment indicated that CEAA will complete this review in not more than 12 months and that CEAA would use information gathered in the previous environmental assessment to manage this timeline.

TASEKO MINES LIMITED
Management’s Discussion and Analysis (“MD&A”)

Aley project

We recently completed our 2011 exploration program at the Aley project, which included a total of 16,800 meters of resource drilling in 65 holes in the central zone. This drilling was targeted to provide sufficient infill drill density to achieve a measured and indicated status for the resource and to investigate those areas in which the resource is open to expansion. Final assay results from the drill program are anticipated in the fourth quarter.

Field work completed also included 900 meters of geotechnical drilling and drilling of 11 hydrogeological holes for purposes of characterizing ground water and hydraulic conductivity.

Metallurgical testwork is in progress consistent with previous metallurgical work on Aley but using sample material collected from the central zone in 2010.

Environmental baseline studies were initiated including:

  Climate, Air and Noise
  Hydrology/Hydrogeology
  Water Quality
  Soils and Terrain
  Vegetation and Ecosystem Mapping
  Wildlife
  Aquatic Ecology
  Fish and Fish Habitat
  Archaeology
  Traditional Use Studies
  Socio-economics, Human Health and Ecological Risks

We remain on track for a completed feasibility study on the Aley niobum project in 2012.

FINANCIAL CONDITION REVIEW

Balance Sheet review

Total assets were $991.7 million at September 30, 2011, representing a 38% increase from the total assets of $718.1 million at December 31, 2010. The increase is primarily a result of the net proceeds received from the US$200.0 million Notes offering which we closed in the second quarter, along with an increase in the rehabilitation cost asset (RCA).

Our asset base is comprised principally of non-current assets including property, plant and equipment, reflecting the capital intensive nature of the mining business. Our current assets include cash, accounts receivable, marketable securities and inventories (supplies and production inventories), along with other current assets that are primarily prepaid expenses and deposits. Production inventories, accounts receivable and cash balances fluctuate in relation to our shipping and cash settlement schedules, which provide for payment typically either one or four months after the month of arrival at the receiving port.

Total liabilities increased by $231.0 million since December 31, 2010 to $490.7 million as at September 30, 2011. This increase reflects the Notes issuance and an increase in the provision for environmental rehabilitation (PER).

The PER valuation is impacted by the changes in discount and inflation rates as at each quarter end. The volatility in the markets during the third quarter 2011 extended to the Bank of Canada benchmark bond rates which are used as the proxies for discount rates.

TASEKO MINES LIMITED
Management’s Discussion and Analysis (“MD&A”)

The long-term benchmark bond, which has the greatest impact on our calculation, decreased to 2.77% as at September 30, 2011 compared to 3.55% as at June 30, 2011 and 3.35% as at September 30, 2010. Given the long time frame over which environmental rehabilitation expenditures are expected to be incurred, the amounts of the provision and asset are sensitive to even the slightest change in estimates of discount and inflation rates.

As at November 9, 2011, there were 195,561,995 common shares outstanding. In addition, there were 12,301,400 director, employee and contractor stock options outstanding with exercise prices ranging between $1.00 and $5.74 per share. More information on these instruments and the terms of their exercise is set out in note 14 of our 2010 year-end financial statements.

Liquidity, Cash Flow and Capital Resources

At September 30, 2011, the Company had cash and equivalents of $268.1 million, as compared to $211.8 million at December 31, 2010. An additional $101.0 million of highly liquid money market instruments are recorded as marketable securities, as these instruments have maturity dates greater than three months from the date of acquisition. We maintained our strategy of retaining significant liquidity to fund operations and the GDP3 expansion.

The Company’s primary source of liquidity is operating cash flow. In the third quarter of 2011, operating cash flow was an outflow $5.0 million compared to an inflow of $33.3 million for the prior-year period. The current quarter’s operating cash flow was negatively impacted by an increase in non-cash working capital, higher exploration expenditures quarter over quarter and spending on consulting fees during the quarter.

Operating cash flow for the nine-month period ended September 30, 2011 was an inflow of $3.9 million compared to an inflow of $56.8 million for the prior-year period. Additionally, operating cash flow for the 2011 periods reflect the formation of the Gibraltar joint venture on March 31, 2010 and the corresponding 25% decrease in our share of the Gibraltar mine’s operating cash flow since that date.

The principal use of operating cash flows is capital expenditures. With the issuance of the Notes, a future use of operating cash flow may be repayment of debt.

Future changes in market copper and molybdenum prices could impact the timing and amount of cash available for future investment in capital projects and/or other uses of capital. To partially mitigate these risks, we enter into copper hedges on our share of Gibraltar copper production. Alternative sources of funding for future capital or other liquidity needs include future operating cash flow, strategic partnerships, such as the Gibraltar joint venture and the Franco-Nevada gold stream transaction, and debt or equity financings. These alternatives are continually evaluated to determine the optimal mix of capital resources to address our capital needs and minimize our weighted average cost of capital.

Cash used in investing activities in the third quarter of 2011 amounting to $1.0 million is mainly due to capital expenditures of $16.3 million and purchase of investments of $73.7 million, offset by proceeds from the sale and maturity of investments of $87.9 million and interest received of $1.5 million. The comparable for the third quarter of 2010 was $27.2 million of cash used in investing activities including capital expenditures of $26.1 million, purchase of investments of $15.1 million, and proceeds from the sale of marketable securities of $14.0 million.

Cash used in investing activities for the nine-month period ended September 30, 2011 was $144.7 million principally due to the investment in dual currency deposits (“DCD”) with terms greater than three months compared to cash generated from investing activities of $143.8 million for the prior-year period. A DCD is a derivative instrument which combines a money market deposit with a currency option to provide a higher yield than that available for a standard deposit. The currency in which the Company receives payment upon maturity of the DCD is dependent on the prevailing spot foreign exchange rate at maturity. DCDs with maturity dates of three months or less are classified as cash and equivalents.

TASEKO MINES LIMITED
Management’s Discussion and Analysis (“MD&A”)

During the first three quarters of 2011, a total of $212.8 million was invested in marketable securities, DCDs with terms greater than three months, and copper hedging contracts.. In addition, $35.0 million was invested in property, plant and equipment, offset by $99.6 million in proceeds on the sale and maturity of investments, and interest received of $4.1 million. The 2010 nine-month period reflects the $186.8 million in cash received for the 25% contribution to the joint venture, offset by capital expenditures and purchase of investments.

Cash used in financing activities was $3.1 million for the quarter ended September 30, 2011, compared to cash provided by financing activities of $12.5 million for the prior-year period due to the new equipment loan obtained in the prior year period.

Cash provided by financing activities for the nine-month period ended September 30, 2011 was $183.8 million compared to cash used in financing activities of $39.7 million for the prior-year period. The 2011 nine-month period includes $192.0 million in proceeds from the Notes offering, $7.3 million in proceeds from common shares issued, offset by debt issuance costs of $6.1 million and repayment of debt. This compares to a use of cash used in financing activities for the corresponding period last year of $39.7 million primarily related to the prepayment of the senior credit facility.

Hedging Strategy

We implemented our hedging program in 2009 as copper prices were recovering from the commodity pricing collapse that occurred in late 2008 and early 2009. Since that time, our strategy has been to hedge at least 50% of our copper production using put options that are either purchased or funded by the sale of calls that are significantly out of the money using either a zero-cost basis or funded basis.

The amount and duration of our hedge position is based on our assessment of business-specific risk elements combined with the copper pricing outlook. Currently we have 90% of our estimated share of 2012 Gibraltar production hedged at $3.50 per pound. This increased hedging level is based on the potential risks associated with a copper price correction during the build-out of GDP3. This corresponds with a period of heightened vulnerability given the scope of the capital expenditure and working capital requirements during 2012. The project is scheduled to be completed and commissioned in late 2012. We are hedged at similar levels of production (over 90%) for the balance of 2011 at $3.50 per pound.

We review our copper price and quantity exposure at least quarterly to ensure that adequate revenue protection is in place. Our hedge positions are typically extended adding incremental quarters at established put strike prices to provide the necessary price protection. Occasionally, we may choose to take advantage of short-term movements in copper prices to extend hedged positions on an opportunistic basis.

Considerations on the cost of the hedging program include an assessment of Gibraltar’s estimated production costs, anticipated copper prices and estimated gross margins during the relevant period.

Commitments and Contingencies

The Company expects to incur capital expenditures during the next five years for both the Gibraltar mine and other projects. The other projects are at various stages of development, from preliminary exploration through to permitting. The ultimate decision to incur capital expenditures at each potential site is subject to positive results which allow the project to advance past decision hurdles.

At September 30, 2011, capital commitments associated with GDP3 totaled $31.0 million on a 100% basis. Capital commitments for all other projects were $0.9 million. Our share of total commitments was $31.9 million at the end of the third quarter. On November 9, 2011, Cariboo gave its consent for GDP3 and will begin funding its 25% share of the project costs.

TASEKO MINES LIMITED
Management’s Discussion and Analysis (“MD&A”)

On April 15, 2011, we completed an offering of US$200 million in aggregate principal of 7.75% senior notes which mature on April 15, 2019. Interest is payable semi-annually on April 15 and October 15, commencing October 15, 2011. The Company may redeem some or all of the Notes at any time on or after April 15, 2015 at redemption prices ranging from 103.875% to 100%, plus accrued and unpaid interest to the date of redemption. Prior to April 15, 2015, all or part of the Notes may be redeemed at 100% plus a “make-whole” premium, plus accrued and unpaid interest to the date of redemption. In addition, until April 15, 2014, we may redeem up to 35% of the principal amount of Notes, in an amount not greater than the net proceeds of certain equity offerings, at a redemption price of 107.75%, plus accrued and unpaid interest to the date of redemption. The Notes are guaranteed on a senior unsecured basis by two of the Company’s existing subsidiaries, and future subsidiaries of the Company other than immaterial subsidiaries. The subsidiary guarantees will, in turn, be guaranteed by Taseko.

There have been no other material changes to the Company’s contractual obligations during the third quarter 2011.

SUMMARY OF QUARTERLY RESULTS

	2011			2010				2009 [3]
($ in thousands,	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
except per share amounts)
Revenues	84,204	48,349	58,801	108,959	37,540	56,453	75,508	55,966
Net earnings (loss)	30,028	(1,113)	5,753	25,550	728	44,783	78,296	(2,003)
EPS [1]	0.15	(0.01)	0.03	0.13	0.00	0.24	0.43	(0.01)
Adjusted net earnings (loss) [2]	4,282	1,863	7,971	42,332	6,276	3,335	10,655	(695)
Adjusted EPS [1]	0.02	0.01	0.04	0.23	0.03	0.02	0.06	0.00
EBITDA [2]	53,920	1,815	14,864	43,538	3,646	22,270	125,648	(115)
Adjusted EBITDA [2]	15,418	7,555	16,239	65,230	11,548	8,882	20,715	2,437
(US$ per pound, except where indicated)
Realized copper price [2]	3.73	4.25	4.28	4.12	3.78	3.18	3.31	3.10
Total cash costs of sales [2]	2.33	2.37	2.08	1.71	1.79	2.08	1.65	2.23
Copper sales (million pounds)	21.8	10.7	12.8	25.2	8.7	16.5	20.5	16.8

1 Calculated using weighted average number of shares outstanding under the basic method. Sum of all the quarters may not add up to the yearly total due to rounding.
2 Adjusted net earnings (loss), adjusted EPS, EBITDA, adjusted EBITDA, realized copper price and total cash costs of sales are non-GAAP financial performance measure with no standard definition under IFRS. See pages 21-24 of the Company’s MD&A.
3 Information for 2009 is presented in accordance with Canadian GAAP and was not required to be restated to IFRS.

Our financial results for the last eight quarters reflect: volatile copper and molybdenum prices that impact realized sales prices; variability in the quarterly sales volumes due to timing of shipments which impacts revenue recognition; and, more recently, a trend of increasing production costs primarily caused by inflationary pressures. The net earnings in first quarter 2010 include a gain of $65.3 million on the contribution to the joint venture, net of tax.

TASEKO MINES LIMITED
Management’s Discussion and Analysis (“MD&A”)

IFRS

We adopted IFRS effective January 1, 2011. Due to the requirement to present comparative financial information, the effective transition date is January 1, 2010. For a discussion of our significant accounting policies, refer to note 2 of the Financial Statements.

Elected exemptions

IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS. We elected to take the following IFRS 1 optional exemptions as of the transition date of January 1, 2010:

  Not to apply the requirements of IFRS 3, Business Combinations, and restate business combinations that occurred prior to the transition date.
  To apply the requirements of IFRS 2, Share-based Payments, to share options granted which had not vested as at the transition date.
  To apply the borrowing cost exemption and to prospectively apply IAS 23, Borrowing Costs.
  To not retrospectively apply IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities. The simplified approach to calculating the net book value of the asset related to the provision for environmental rehabilitation (“PER”) was applied. The PER calculated on the transition date in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, was discounted back to the date the liability first arose, at which date the corresponding asset was set up, and then accumulated depreciation was recalculated as at the transition date.

Impact of adoption of IFRS on financial reporting

The following tables contain summaries of the adjustments to equity and to total comprehensive income as a result of the adoption of IFRS. The transition to IFRS has resulted in numerous financial statement presentation changes. A description of each of the adjustments and financial statement presentation change is outlined in note 20 of the Financial Statements.

		December 31,	September 30,	January 1,
	Ref.	2010	2010	2010
Equity under GAAP		$469,951	$440,279	$296,693
Change in accounting policy for depreciation	(i)	(4,252)	(4,434)	(3,585)
Reversal of impairment	(ii)	3,338	3,366	4,574
Provision for environmental rehabilitation	(iii)	(14,290)	(13,683)	(16,731)
Share-based compensation	(iv)	-	-	-
Deferred income tax	(v)	3,657	3,495	4,584
Equity under IFRS		$458,404	$429,023	$285,535

		Three months	Nine months	Year ended
		ended	ended	December 31,
	Ref.	Sept. 30, 2010	Sept. 30, 2010	2010
Total Comprehensive Income under GAAP		$3,869	$124,243	$150,271
Change in accounting policy for depreciation	(i)	(487)	(1,952)	(1,772)
Reversal of impairment	(ii)	(24)	(71)	(99)
Provision for environmental rehabilitation	(iii)	(480)	(1,236)	(1,843)
Share-based compensation	(iv)	-	638	1,149
Deferred income tax	(v)	341	117	280
Gain on contribution to joint venture	(vi)	-	3,044	3,044
Total Comprehensive Income under IFRS		$3,219	$124,783	$151,030

TASEKO MINES LIMITED
Management’s Discussion and Analysis (“MD&A”)

The conversion to IFRS did not have an impact on total cash costs of production per pound of copper or total cash costs of sales per pound of copper.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's significant accounting policies are presented in note 2 of the Financial Statements. The preparation of the Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas where judgment is applied include reserve and resource estimation; asset valuations and the measurement of impairment charges or reversals; finished and in-process inventory quantities; plant and equipment lives; tax provisions; provisions for environmental rehabilitation; and share-based compensation. Key estimates and assumptions made by management with respect to these areas have been disclosed in the notes to the Financial Statements as appropriate.

The accuracy of reserve and resource estimates is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, and may be subject to revision based on various factors. Changes in reserve and resource estimates may impact the carrying value of property, plant and equipment; the calculation of depreciation expense; the capitalization of stripping costs incurred during production; and the timing of cash flows related to the provision for environmental rehabilitation.

Changes in forecast prices of commodities, exchange rates, production costs and recovery rates may change the economic status of reserves and resources. Forecast prices of commodities, exchange rates, production costs and recovery rates, and discount rates assumptions, either individually or collectively, may impact the carrying value of derivative financial instruments, inventory, property, plant and equipment, and intangibles, as well as the measurement of impairment charges or reversals.

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures.

Our internal control system over financial reporting was designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes those policies and procedures that:

(1)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(3)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

TASEKO MINES LIMITED
Management’s Discussion and Analysis (“MD&A”)

Our internal control system over disclosure controls and procedures was designed to provide reasonable assurance that other financial information disclosed publicly fairly presents in all material respects the financial condition, results of operations and cash flows of the Company. Our processes were designed to ensure that the information disclosed by the Company is recorded, processed, summarized and reported within the appropriate time periods and is accumulated and communicated to management, as appropriate, to allow timely decisions regarding required disclosure.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial reporting and disclosure.

Other than changes related to our conversion to IFRS, there have been no changes in our internal control over financial reporting and disclosure during the period ended September 30, 2011 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting and disclosure.

RELATED PARTY TRANSACTIONS

Hunter Dickinson Services Inc. ("HDSI") is a private company which has certain directors in common with the Company. HDSI carries out geological, engineering, corporate development, administrative, financial management, investor relations, and other management activities for the Company. The terms and conditions of the transactions are similar to transactions conducted on an arm’s length basis. During third quarter 2011, the Company incurred general and administrative expenses of $0.5 million and exploration and evaluation expenses of $0.2 million with HDSI. During the first three quarters of 2011, the Company incurred general and administrative expenses of $1.4 million and exploration and evaluation expenses of $0.7 million, and prepaid rent of $1.0 million with HDSI.

The Gibraltar joint venture pays a management fee to the Company for services rendered as operator of the Gibraltar mine. During third quarter 2011, the Company has earned $0.2 million of other operating income for these services rendered, and a total of $0.6 million earned for the first three quarters of 2011.

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company’s performance. These measures have been derived from the Company’s financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Total cash costs per pound

Total cash costs of sales include all costs absorbed into inventory, as well as by-product credits, treatment & refining costs and transportation costs, less non-cash items such as depreciation and share-based compensation. Total cash costs per pound sold are calculated by dividing the aggregate of the applicable costs by copper pounds sold. Total cash costs of production are total cash costs of sales adjusted for the net movement in inventory during the period. Total cash costs per pound produced are calculated by dividing the aggregate of the applicable costs by copper pounds produced. These measures are calculated on a consistent basis for the periods presented.

TASEKO MINES LIMITED
Management’s Discussion and Analysis (“MD&A”)

	Three months ended		Nine months ended
	September 30,		September 30,
($ in thousands, unless otherwise indicated)	2011	2010	2011	2010
Cost of sales	$59,030	$21,302	$124,330	$105,298
Less non-cash items:
Depreciation	(4,608)	(1,621)	(9,945)	(7,751)
Share-based compensation	(92)	-	(178)	-
Less by-product credits:
Molybdenum	(3,192)	(3,220)	(10,878)	(9,463)
Silver	(1,163)	(300)	(2,597)	(1,608)
Total cash costs of sales	$49,975	$16,161	$100,732	$86,476
Total copper sold (thousand pounds)	21,849	8,667	45,339	45,642
Total cash costs per pound sold	$2.29	$1.86	$2.22	$1.89
Average exchange rate for the period (CAD/USD)	0.9807	1.0395	0.9781	1.0362
Total cash costs of sales (US$ per pound)	$2.33	$1.79	$2.27	$1.83

Total cash costs of sales	$49,975	$16,161	$100,732	$86,476
Net change in inventory	(15,906)	13,041	(3,654)	11,668
Total cash costs of production	$34,069	$29,202	$97,078	$98,144
Less offsite costs:
Treatment and refining costs	(4,085)	(1,915)	(8,659)	(7,806)
Transportation costs	(4,325)	(2,200)	(9,708)	(11,246)
Net operating cash costs	$25,659	$25,087	$78,711	$79,092
Total copper produced (thousand pounds)	15,994	19,256	45,412	57,473
Total cash costs per pound produced	$1.60	$1.30	$1.73	$1.38
Average exchange rate for the period (CAD/USD)	0.9807	1.0395	0.9781	1.0362
Net operating cash costs of production
(US$ per pound)	$1.64	$1.25	$1.78	$1.33

Cash margins

Cash margins represent average realized copper price per pound sold less total cash costs of sales per pound.

	Three months ended		Nine months ended
	September 30,		September 30,
($ in thousands, unless otherwise indicated)	2011	2010	2011	2010
Average realized copper price sales (US$ per pound)	$3.73	$3.78	$4.01	$3.35
Less:
Total cash costs of sales (US$ per pound)	$2.33	$1.79	$2.27	$1.83
Cash margin (US$ per pound)	$1.40	$1.99	$1.74	$1.52

TASEKO MINES LIMITED
Management’s Discussion and Analysis (“MD&A”)

Operating profit

Operating profit represents gross profit adjusted for other operating income or expenses, less general and administrative expenses.

	Three months ended		Nine months ended
	September 30,		September 30,
($ in thousands, except per share amounts)	2011	2010	2011	2010
Gross profit	$25,174	$16,238	$67,024	$64,203
Other operating income (expenses)	42,645	(4,828)	30,884	219
General and administrative expenses	(4,233)	(3,242)	(15,723)	(13,898)
Total operating profit	$63,586	$8,168	$82,185	$50,524

Adjusted net earnings

Adjusted net earnings removes the effect of the following transactions from net earnings as reported under IFRS:

  Unrealized gains/losses on derivative instruments;
  Gains/losses on the sale of marketable securities;
  Changes in the fair value of financial instruments;
  Foreign currency translation gains/losses; and
  Non-recurring transactions, including non-recurring tax adjustments.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and foreign currency translation gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended		Nine months ended
	September 30,		September 30,
($ in thousands, except per share amounts)	2011	2010	2011	2010
Net earnings	$30,028	$728	$34,668	$123,807
Unrealized (gain)/loss on derivatives, net of tax	(35,515)	3,586	(32,981)	(8,141)
Gain on sale of marketable securities	-	(2,973)	(6,443)	(4,087)
Changes in fair value of financial instruments	1,667	-	3,349	-
Foreign currency translation losses (gains)	7,968	2,496	12,594	(21)
Loss on extinguishment of debt	-	-	-	2,136
Loss/(gain) on contribution to joint venture, net of tax	134	2,439	2,930	(62,829)
Non-recurring tax adjustments	-	-	-	(30,600)
Adjusted net earnings	$4,282	$6,276	$14,117	$20,265
Adjusted EPS	$0.02	$0.03	$0.07	$0.11

EBITDA and adjusted EBITDA

EBITDA represents net earnings before interest, income taxes, and depreciation. We present EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry, many of which present EBITDA when reporting their results.

TASEKO MINES LIMITED
Management’s Discussion and Analysis (“MD&A”)

We believe issuers of “high yield” securities also present EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations. We believe EBITDA is an appropriate supplemental measure of debt service capacity, because cash expenditures on interest are, by definition, available to pay interest, and tax expense is inversely correlated to interest expense because tax expense goes down as deductible interest expense goes up; depreciation is a non-cash charge.

We present adjusted EBITDA as a further supplemental measure of our performance and ability to service debt. We prepare adjusted EBITDA by adjusting EBITDA to eliminate the impact of a number of items we consider non-recurring or do not consider indicative of our ongoing operating performance. You are encouraged to evaluate each adjustment and the reasons we consider them appropriate for supplemental analysis.

Adjusted EBITDA is calculated by adding to EBITDA certain items of expense and deducting from EBITDA certain items of income that we believe are not likely to recur or are not indicative of our future operating performance consisting of:

  Unrealized gains/losses on derivative instruments;
  Gains/losses on the sale of marketable securities;
  Changes in the fair value of financial instruments;
  Foreign currency translation gains/losses; and
  Non-recurring transactions.

While some of the adjustments are recurring, we believe the elimination of the gain on the contribution to the joint venture, loss on the extinguishment of debt, and gains/losses on the sale of marketable securities do not reflect the underlying performance of our core mining business and are not necessarily indicative of future results. Furthermore, unrealized gains/losses on derivative instruments, foreign currency translation gains/losses and changes in the fair value of financial instruments are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended		Nine months ended
	September 30,		September 30,
($ in thousands, except per share amounts)	2011	2010	2011	2010
Net earnings	$30,028	$728	$34,668	$123,807
Add:
Depreciation	4,804	1,935	10,458	8,183
Interest expense	4,752	652	9,760	3,434
Interest income	(4,387)	(2,167)	(9,571)	(13,658)
Income tax expense	18,723	2,498	25,283	29,747
EBITDA	$53,920	$3,646	$70,598	$151,563
Adjustments:
Unrealized (gain)/loss on derivative instruments	(48,320)	5,015	(44,873)	(11,386)
Gain on sale of marketable securities	-	(2,973)	(6,443)	(4,087)
Changes in fair value of financial instruments	1,667	-	3,349	-
Foreign currency translation losses	7,968	2,496	12,594	(21)
Loss on extinguishment of debt	-	-	-	2,136
Loss/(gain) on contribution to joint venture	183	3,364	3,987	(97,062)
Adjusted EBITDA	$15,418	$11,548	$39,212	$41,143